Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RECONCILIATION OF BASIC AND DILUTED NET (LOSS) INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net (Loss) Income (unaudited)	Shares outstanding and equivalents	Amount per Share
Quarter ended September 30, 2008:
Basic EPS (available to common shareholders)	$(91,795)	47,623,192	$(1.93)
Diluted EPS (No effect of options, stock-based compensation and preferred shares: anti-dilutive)	$(91,795)	55,325,568	$(1.93)
Quarter ended September 30, 2007:
Basic EPS	$108,883	60,564,354	$1.80
Diluted EPS	$113,212	69,552,695	$1.63
Nine months ended September 30, 2008
Basic EPS	$33,894	52,403,480	$0.65
Diluted EPS (No effect of options, stock-based compensation and preferred shares: anti-dilutive)	$33,894	60,108,191	$0.65
Nine months ended September 30, 2007
Basic EPS	$205,498	62,485,316	$3.29
Diluted EPS	$218,391	71,477,568	$3.06